Exhibit A

April 25, 2018

Airband Deploys Ceragon’s FibeAir IP-20 Platform to Deliver High Capacity, Scalable Wireless Backhaul Networks to Rural Areas in the United Kingdom

Ceragon and its distribution partner Skylinks Telecoms help Airband bridge the UK’s digital divide with rollout of reliable, high-speed broadband networks

Little Falls, New Jersey, April 25, 2018 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced a new customer, Airband Ltd. a wireless Internet Service Provider (ISP) in the UK.  Airband is deploying the FibeAir IP-20 Platform for a large Government-subsidized project, working through Ceragon’s distribution partner Skylinks Telecoms. The current phase of the project, which began in late 2017, will continue through mid-2018 and will use a total of about $2.6 million worth of Ceragon equipment and services to expand service coverage and extend high-speed broadband to homes and businesses in rural areas.

Airband provides reliable, high speed broadband services to rural and hard to reach areas in the UK. In support of the Broadband Delivery UK rollout project to extend coverage to areas that have been long underserved by 2020, the company requires a wireless backhaul solution that delivers high capacity today, as well as provides ample headroom for subscriber base growth and additional high-speed services by accommodating an increase in backhaul capacity over the long term.

The solution Skylinks Telecoms and Ceragon offer is future-proof. It enables Airband to not only quickly and reliably meet its current backhaul capacity needs, but to increase capacity remotely as demands increase over time, with no need for additional hardware or crew dispatch to the field. The Ceragon IP-20 Platform, with its unique multicore technology, enables Airband to achieve the capacity it needs to deliver more services to more customers using significantly less resources - less real estate, less energy expenses and less equipment.

“We selected Ceragon’s IP-20 wireless backhaul platform because it enables us to provide fast, reliable and scalable connectivity,” said Redmond Peel, Managing Director of Airband. “The innovative Ceragon products and experienced staff enable us to quickly rollout and deliver high capacity of up to 4 Gbps with significantly less resources compared to any other solution”.

“We are delighted to play a part in the rollout of superfast broadband across rural areas in the UK,” said Tony Finn, Managing Director of Skylinks Telecoms. “The scope of this project presents its own challenges and the combined experience of its partners, is enabling Airband to quickly and confidently roll out a reliable and scalable network that will provide much needed connectivity for many years to come.”

“The collaboration between Ceragon, Skylinks and Airband ensures rural and hard to reach areas in the UK can enjoy fast, reliable broadband connectivity,” said Ira Palti, president and CEO of Ceragon. “Nowadays broadband connectivity is no longer a nice-to-have, but is rather vital to both the economy and everyday life. We continue to expand our family of ISP customers like Airband by enabling them to deliver on their promise to customers with rapid installation of cost-effective networks that provide ultra-high capacity with less resources.”

About Skylinks Telecoms
Skylinks Telecoms is the specialist supplier of wireless technology solutions. With a combined experience and expertise built up over almost forty years the management team at Skylinks Telecoms identified the opportunity to build a true wireless distribution business for the professional wireless integration and enterprise type companies in today's market place.

Skylinks carefully select the manufacturers it represents and effectively become an extension of the manufacturers team ensuring we provide best advice and access to stock as and when required by our clients. Skylinks ensure its customers have rapid access to enterprise and carrier grade wireless technology with the comfort of knowing expert advice and experience is only a phone call away.

Whether it’s a short campus type wireless bridge or a nationwide carrier wireless network, Skylinks have the solution to meet the application. Skylinks offerings include Product & Solution Supply, Logistics, Staging & Pre-Configuration, Network & System Design, Installation Services. Maintenance Support Services. So if it’s a product supply or a full turnkey project requirement, Skylinks Telecoms have a solution for you.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues; the risk of a decrease in the amount of business coming from a certain geographic region, from which a significant portion of Ceragon’s business is generated; the risk associated with the a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues; the risk associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; the risk associated with Ceragon’s failure to effectively compete with other wireless equipment providers; the risk relating to the concentration of Ceragon's business in India, Latin America, Africa, and in developing nations and the political, economic and regulatory risks from doing business in those regions, including  potential currency restrictions; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.